

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

<u>Via E-mail</u>
John T. Lewis
Chief Executive Officer
CONE Midstream Partners LP
1000 CONSOL Energy Drive
Canonsburg, Pennsylvania 15317

> **Re: CONE Midstream Partners LP**
> **Registration Statement on Form S-1**
> **Filed August 25, 2014**
> **File No. 333-198352**

Dear Mr. Lewis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cash Distribution Policy and Restrictions on Distributions, page 56

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2015, page 64

Interest Expense, page 69

1. We note your estimate that interest expense for the twelve months ending September 30, 2015 will be $2.1 million. Please tell us and disclose the interest rate and assumptions used in this estimate.

Business, page 110

Our Gathering Agreements, page 120

2. We note your response to comment 9 in our letter dated August 15, 2014. Please further revise your disclosure on page 121 to clarify the amount of time for which such acreage may be temporarily or permanently released by your Sponsor, the circumstances under which such a release may occur, and the impact of any such release on your business in the case of a temporary or permanent release.

Regulation of Environmental and Occupational Safety and Health Matters, page 128

3. Please update your disclosure to include a description of the Notices of Violation issued by the West Virginia Department of Environmental Protection in connection with the soil slippage on slide slopes at two stream crossings in West Virginia pipeline, as described in your disclosure on page 32, or explain why such disclosure would not be appropriate. Please see Item 101(c)(1)(xii) of Regulation S-K.

Directors and Executive Officers of CONE Midstream GP LLC, page 134

4. Please revise the biography of C. Kristopher Hagedorn to include a discussion of his business experience during the past five years, including his principal occupations and employment, including but not limited to the date of such employment. Please see item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

John T. Lewis
CONE Midstream Partners LP
September 8, 2014
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director